SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


I'm green









Braskem

Meeting with Investors – 2014 Results

São Paulo, February 24, 2015

BRKM5 NÍVEL 1 BM&FBOVESPA | BAK LISTED NYSE | LATIBEX XBRK | Corporate Sustainability Index ISE 2015 | Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Disclaimer on forward-looking statements

This presentation contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem's management. The terms "anticipate," "believe," "expect," "foresee," "intend," "plan," "estimate," "project," "aim" and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties and are prepared using the information currently available to Braskem.

This presentation was up-to-date as of December 31, 2014, and Braskem does not assume any obligation to update it in light of new information or future developments.

Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.

Agenda

BASIC PETROCHEMICALS

POLYOLEFINS AND VINYLS

UNITED STATES AND EUROPE

FINANCIAL HIGHLIGHTS

VALUE CREATION DRIVERS

GLOBAL SCENARIO AND PETROCHEMICAL INDUSTRY

PRIORITIES




25
20
15





BASIC PETROCHEMICALS

Basic Petrochemicals Unit

4 Petrochemical Complexes : Bahia, Rio Grande do Sul, Rio de Janeiro and São Paulo

Total petrochemical production **capacity** of approx. **8.5 million** ton/year

Total **Net Revenue** in 2014: **R$14.6 billion, 32%** of Braskem's Consolidated Net Revenue

Team Members
Direct: **2,400**


Triunfo, RS


Camaçari, BA

Commercial Profile - Value Chain

% Revenue Basic Petrochemicals

% Revenue	Raw material		Products
50%	Ethylene / Propylene	→	2nd Generation (PE, PP, PVC)





Basic Petrochemicals – 45%

Basic Petrochemicals		Products
Ethylene	→	MEG/EO/Styrene
Propylene	→	Cumene
Butadiene	→	PBR/SBR/EPDM
Isoprene	→	SIS/IR
Benzene	→	Cumene/Styrene/LAB
Paraxylene	→	PTA/PET
ETBE/MTBE	→	Fuels











Specialties – 5%

Specialties		Products
Tol./Xil./AB9	→	Solvents/Boosters
Specialties	→	PIB/RHC/Nonene/DCPD





Health, Safety and Environment – HSE (1/2)

Recordable and Lost-Time Injury Frequency Rate (1 MM/h)


-14%
1.16
1.04
1.04
1.00
2011
2012
2013
2014

Water Consumption (m3/ton)


-7%
4.48
4.23
4.30
4.16
2011
2012
2013
2014

Water reuse/recycling (%)


+173%
6.30
18.60
17.20
2012
2013
2014

Frequency Rate, best historical performance in Safety, compatible with the best in industry

Water Reuse Projects:

- "Aquapolo" - aims to ensure the supply of industrial reuse water for the Sao Paulo complex
- "Água Viva" - enables the reuse of rainwater and effluents at the Camaçari complex

Braskem consolidated data

Health, Safety and Environment – HSE (2/2)

Energy Consumption (GJ/ton)


0%
10.77
10.55
10.67
10.74
2011
2012
2013
2014

Solid Waste Generation (kg/ton)


-14%
2.67
2.28
2.20
2.30
2011
2012
2013
2014

Wastewater Generation (m3/ton)


-3%
1.32
1.17
1.22
1.28
2011
2012
2013
2014

Energy

- Investments over the past years allowed approximately 85% of the ethylene production capacity to be prepared for an unexpected interruption of power supply, in order to mitigate a significant potential damage to its facilities

Operational highlights

Production Volume[1] [2] and Ethylene Capacity Utilization Rate[2]


83%
89%
90%
86%
7,825
8,088
8,328
7,804
3,119
3,330
3,373
3,238
4,706
4,758
4,955
4,566
2011
2012
2013
2014
Ethylene Capacity Utilization Rate
Ethylene
Other Basic Petrochemicals

Feedstock Profile Brazil


Liquids
85%
15%
Gas

- Ethylene production volume was 4 p.p. lower than the previous year (2 maintenance shutdowns). Historical record of ethylene production in Bahia;
- Scheduled maintenance shutdowns - between March and April in one of the Triunfo cracker lines and between September and October in the Sao Paulo cracker;
- National feedstock supply restrictions at the Rio de Janeiro site.

(1) In thousand tons
(2) It does not include Green Ethylene

Development: Projects and Innovation

Projects

- BASF – Acrylic;
- ABS;
- Elastomers.

Innovation

- Use of cumene as a drilling fluid;
- PIB patent for applications in rubber;
- Development of new applications for solvents and specialties.









Feedstock availability

Oil production in Brazil
(Off Shore and in millions of barrels per day)


AAGR
+11%
2.1
1.6
0.5
2.3
1.7
0.6
2.4
1.6
0.8
2.6
1.4
1.2
3.2
1.5
1.7
3.6
1.5
2.2
4.0
1.5
2.6
2014
2015
2016
2017
2018
2019
2020

Natural gas production in Brazil
(Off Shore in million m³ per day)


AAGR
+16%
48.9
29.9
19.0
57.8
34.4
23.3
62.8
30.8
32.1
74.4
25.9
48.5
95.7
25.9
69.8
106.1
25.4
80.6
118.8
25.1
93.7
2014
2015
2016
2017
2018
2019
2020
Post-Salt Production
Pre-Salt Production

Brasil

- *Value-added opportunity for greater availability of local feedstock, coming from the pre-salt exploration.*

Estados Unidos

- *The change in US energy profile is influencing the global oil industry dynamics.*

Priorities and concentrations

- Renewal of the domestic naphtha supply contract;
- Renewal of the energy contract with Chesf;
- Analyze and seize opportunities to use available feedstock in the region and the world:
  - pre-salt;
  - shale gas/shale oil in the US.
- Continue to develop the Brazilian Petrochemical Industry Value Chain → add value to the cracker streams.

POLYOLEFINS AND VINYLS

UNPOL

Polyolefins and Vinyls Unit

Industrial Plants : Alagoas, Bahia, Rio Grande do Sul, Rio de Janeiro and São Paulo

Total production **capacity** of **5.5** million tons of **resins** per year

Total **net revenue** in 2014: **R$21.2 billion, 46%** of Braskem's Consolidated Net Revenue

Team Members
Direct: **2,930**



2 PVC
1 Chlor-alkali
4 PE
1 PP
1 PVC
1 Chlor-alkali
1 PE
1 PP
3 PE
2 PP
5 PE
2 PP



Centro de Tecnologia e Inovação
Braskem

Technology and Innovation Center - RS

Production Volume and Utilization Rates



Polyethylene
84%
80%
2,580
2,415
2013
2014
Polypropylene[1]
83%
81%
1,627
1,592
2013
2014
PVC
82%
89%
583
635
2013
2014
Total Resins
4,790
4,642
2013
2014

- During the year, the production of PE and PP amounted to 4 million tons, down 5% from the previous year, explained by the scheduled and unscheduled maintenance shutdowns;
- Growth in the PVC production of 9%, influenced by the full operation of the new plant in Alagoas.

(1) Only the production in Brazil

Increase in the polyethylene production

In order to meet the Brazilian market and the customer's needs, Braskem expands production of special polyethylene - metallocene base

- Expansion of 30 thousand tons/year, raising the LLDPE capacity to 120 thousand tons/year in the unit located in the petrochemical complex of Camaçari, Bahia.
- Investments of approximately R$ 50 million.
- The metallocene technology represents around 20% of the LLDPE market, but it grows at rates above the market average.

Highlights:

- Films with better performance and modern technology.
- Of total production in 2015, 100 thousand tons will be from the Flexus® family, the polyethylene from metallocene brand of Braskem.
- The Braskem Flexus® line is used in packaging that demands features such as resistance, shine, transparency and sealing.
- It is focused on the manufacturing industry in applications such as: special film, techniques coils and industrial films.

Flexus

Brazilian resins market and Braskem's sales

Brazilian Resins Demand (kton)



+8,4%
-1,0%
4,968
5,385
5,331
2012
2013
2014

Braskem's Sales (kton)



+6,0%
-2,8%
3,462
3,671
3,570
2012
2013
2014
Market Share
70%
68%
67%

Braskem' Sales Profile - 2014



OTHERS
13%
FOOD PACKAGING
23%
CONSUMER GOODS
8%
HYGIENE AND CLEANING
5%
INDUSTRIAL
13%
CONSTRUCTION
20%
AUTOMOTIVE
4%
AGRIBUSINESS
4%
RETAIL
10%

- The good performance of the sectors related to retail and consumer goods didn't offset the retraction of durable goods, infrastructure and construction.

Innovation & new applications

Development of new production technologies, processes and products to meet customers' needs and propose new solutions that increase the performance of the final products delivered to society:


Maxio®

Polypropylene RP 149 Maxio

Development of a new PP resin that provides energy savings for the converter.



PE for the segment of shrink films

The new resin aims to meet the packaging market needs. This resin provides a compact package, without holes and marks on the surface.


PRECON

PVC for Tiles and Liners

Plastic PVC tiles allow a lighter structure, thermal and acoustic insulation, dimensional stability and resistance to fire.


FAST COMPANY
THE WORLD'S MOST INNOVATIVE COMPANIES 2014

- Braskem was considered **one of the 50 most innovative companies in the world in 2014**, according to the ranking of Fast Company. **Braskem was the only Brazilian company** and the only chemical company in the list and was highlighted by bringing to the market a sustainable solution, polyethylene made with renewable source (Green PE).

Renewable

***"Green Chemistry"**, prioritizing a portfolio to meet the demand of its Clients, as well as research and development of products and new routes that use renewable feedstock.*

TETRA PAK® WILL USE GREEN PE IN PACKAGING PRODUCED IN BRAZIL

Since 2014, **all packaging produced by Tetra Pak® in Brazil**, provided for more than 150 customers in the country, **will have the Green PE I'm GreenTM, of Braskem**, in its composition. This means that more than 13 billion carton packs will be produced annually from renewable feedstock, which will be present in the protective layers of packaging.


I'm green
Braskem

Under feasibility analysis

GREEN ISOPRENE

Braskem has established a technological cooperation agreement with the US company Amyris and the French company Michelin to develop a technology aimed to produce isoprene from renewable source, a chemical feedstock used by the tire industry, among other rubbers.

GREEN BUTADIENE

Braskem and Genomatica, a US biotechnology company, reached an agreement to jointly develop a new technology for the production of butadiene from renewable sources. The production of green butadiene serves mainly to the synthetic rubber market.


I'm green
Braskem

AMYRIS

MICHELIN

genomatica



PICPlast & Iniciatives with Clients

Aiming to strengthen the plastic chain in Brazil, Braskem and the Brazilian Plastics Industry Association (Abiplast)created ***The Plastics Chain Competitiveness Incentive Program (PICPlast)****, focused on:*

Competitiveness and Innovation

- Stimulate the sector's competitiveness through training, innovation and customer support.

Business Development *- partnership with the Dom Cabral Foundation, training 33 companies in management;*

Costs training *– partnership with Advisia, with 28 companies participating;*

Innovation Management *- partnership with Inventta to support 15 companies;*

Actions for ***development and solutions in plastic*** *to Civil Construction in Concrete Show, involving 70 companies.*

Exports of manufactured goods

- Double Brazilian exports of manufactured PE and PP goods within 2 years

Incentivized sales for exports
Export Training: access to international markets and to technical aspects of exports. Training of 141 companies in 2014.

Plastic Advantages

- Promote and enhance the advantages of plastic as a sustainable solution to the today's society.

Promotion of the advantages of plastic

Research on the Image of Plastic and definition of the Communication Plan

Creation of an industry fund for to promote the advantages of plastic, involving all the chain.

Priorities and concentrations

- Operation of the industrial complex within the quality, health & safety objectives and cost competitiveness;
- Volatility management of international markets (foreign exchange, oil, resins);
- PICPlast – Plastic Chain strengthening in Brazil;
- Increase Braskem's sales in the Brazilian market through the additional capacity and new products developed in 2014;
- Innovation and Market Development, with focus in Packaging, Agribusiness, Infrastructure and Civil Construction.

USA and Europe

USA


1
2
3
4
5

5 Sites: Pennsylvania, Virginia and Texas


La Porte - Texas



Total production **capacity** of **1.4** million tons of **PP** per year



Team Members

Direct: **500**

● **Modern Innovation and Technology Center in Pittsburgh**



Germany


1
2

2 Sites: Wesseling and Schkopau in **Germany**


Wesseling

Total production **capacity** of **545** thousand tons of **PP** per year

Team Members

Direct: **200**


Schkopau

Differentials and strategic drivers of internationalization

Main drivers

- Polypropylene is one of the fastest growing thermoplastic resins in the world;
- Geographical expansion and international expansion in attractive markets;
- The US are responsible for 12% of the global PP production and also the second largest consumer market.

Braskem

- Leader in the PP market in the US
- Technology center aimed to the development of new products and solutions to Clients
- Access to logistic infrastructure
- Differentiated location in the Northwest of the US
  - Access to competitive feedstock
  - Close to consumer market
- Industrial presence in the European market

Operational highlights and sales


PP Production Volume
(thousand tons)
and Utilization Rate (%)
91%
92%
+3.9%
1,786
1,856
2013
2014
Utilization Rate
Sales volume
(thousand tons)
+4.0%
1,791
1,863
2013
2014
Consolidates Net Revenue in
US$ million
+7.8%
3,128
3,371
2013
2014

- **All-time high volume of production** in 2014;
- Capacity **expansion** in the **Seadrift plant**, Texas (USA) in 40 thousand tons/year;
- Braskem will start to produce ultra-high molecular weight polyethylene – **UTEC**, at its unit in La Porte, Texas (USA). The resin uses 100% Brazilian technology and has applications across a wide range of industries.

Results

Financial Highlights

Braskem in 2014

Consolidated **Net Revenue** of **R$46 billion**


R$ billion
40
46
2013
2014


US$ billion
19
20
2013
2014

Consolidated **EBITDA** of **R$5.6 billion**


R$ billion
4.8
5.6
2013
2014


US$ billion
2.2
2.4
2013
2014

- Long debt profile;
- Leverage stood at 2,58x (USD), down 10% from the previous year;
- New stand-by 5-year credit facility of **US$ 750 million.**

EBITDA 2014 vs. 2013

EBITDA was R$5,620 million, increasing 11% on a recurring basis from 2013. This result is explained mainly by:

- The recovery in petrochemical spreads in the international market;
- The depreciation in the Brazilian real.



R$ million
FX impact on revenue
3,815
(2,999)
FX impact on costs
4,813
49
4,862
(336)
418
817
(359)
218
5,620
EBITDA 2013
Extraordinary Items[1]
Adjusted EBITDA 2013
Volume
Contribution Margin
FX
Fixed Costs + SG&A + Others
Extraordinary Items[2]
EBITDA 2014

[1] Gains of R$ 277 million related to the sale of WTU, of R$ 34 million related to the reopening of the Tax Debit Renegotiation Program (Refis) and expenses of R$ 66 million from accounting adjusts and R$49 million related to the labor lawsuit regarding extra hours in the plant.

Financial Health


Total Net Debt and Net Debt/EBITDA (1)
-10%
2.87x
2.71x
2.73x
2.71x
2.58x
6,390
6,615
6,660
6,430
6,229
4T13
1T14
2T14
3T14
4T14
Net Debt/EBITDA
Net Debt

Braskem Rating – Global Scale

Agency	Rating	Perspective	Data
Fitch	BBB-	Stable	10/03/2014
S&P	BBB-	Stable	08/08/2014
Moody's	Baa3	Negative	08/18/2014

In 2014, **Braskem** kept its **Investment Grade** by the 3 largest global rating agencies.

Braskem's differentials for keeping and improving the agencies' perspectives were:

- High operational performance;
- Maintenance of its financial health;
- Feedstock diversification strategy;
- Long-Term relationship with its Clients.

Debt profile and amortization schedule



Cash and Debt Amortization Schedule (1)
(R$ Million)
6,284
3,792
2,492
1,945
1,847
7%
1,452
6%
1,286
8%
1,560
10%
2,007
10%
2,027
10%
1,968
22%
4,441
28%
5,871
12/31/14 Cash
2015
2016
2017
2018
2019
2020
2021/ 2023
2024 onwards
Invested in US$
Invested in R$
Stand by of US$ 750 million and R$ 500 million

- 74% of the debt is pegged to dollar;
- Only 7% of the total debt matures in 2015;
- The high liquidity ensures that the Company's **cash and cash equivalents cover the payment of obligations maturing over the next 47 months**

Diversified Funding Sources



Brazilian and Foreign Gov. Entities 23%
Banks 20%
Capital Market 57%

(1) Does not include transaction costs

Capex

2014



R$ million
2,664*
2,526*
1,960
1,906
258
226
1,476
88
205
1,613
2014e
2014
Other Projects
Productivity / HSE
Maintenance / Equipment Replacement / Others

- Braskem invested **R$2,526 million**, **5% less** than the initial estimate of R$2,664 million.
- **Excluding** the amounts allocated to the **Mexico project**, total investment came to **R$1,905 million:**
  - **R$1,613 million** or **85%** allocated to maintenance and other operational investments
    - ➢ 2 scheduled maintenance shutdowns (Triunfo and São Paulo crackers)
  - **R$292 million** or **15%** allocated to productivity, operational efficiency and other ongoing projects

*Includes the disbursement in Mexico Project

Value Creation Drivers

Growth Drivers

Potential of Value Creation: Americas axis



Main Drivers

International Expansion

- Access to competitive feedstock;
- Supply the regional market;
- Geographical Diversification.

Brazil

- Add value to the existing streams;
- Promote the plastic chain development;
- Expansion with future feedstock availability.

Mexico Project – Ethylene XXI

Physical progress

August - 2011


Aug 15, 2011
Industrial area
Logistics

April - 2012



April - 2014



December - 2014



Mexico Project – Ethylene XXI

First greenfield project to start-up in North America

Overview

- JV between Braskem (75%) and Idesa (25%);
- Integrated project for the production of 1 million tons of PE.

Differentials

- Long-term contract with PEMEX for feedstock supply;
- Competitive feedstock, with price reference to Mont Belvieu gas.


Technology:
Technip
Cracker (2 lines)
1,050 kty Ethylene
Technology:
basell
1 site LDPE
2 sites HDPE
Technology:
INEOS

Highlights 2014

- Project reached 88% of physical completion by the end of December;
- Engineering and procurement activities practically finalized;
- Pre-marketing activities, with a portfolio of 320 clients.

CAPEX

- Total investment until December 2014 amounted to US$4.2 billion, of which:
  - US$2.9 billion was structured under a project finance model; and
  - US$1.3 billion was contributed by the controlling shareholders.

Mexico Project – Ethylene XXI

Focus on PE Mexican market, which is short in about 70%



PE Demand
(million tons/year)
1.8
2.0
2.1
2.5
2.6
2.7
2012
2013
2014
2015
2016
2017
Demand
Project Ethylene XXI
Current supply



Differentiated Location
Petrochemical Complex

Next steps

- Conclusion of the assembly of the complex's electro-mechanical equipment, ensuring a good transition to the commissioning phase;
- Expansion and diversification of the client base;
- Assure the complex's start-up in the second half of 2015, within the expected reliability standards.

Source: IHS

Global Scenario and Concentrations

2015 Global scenario



USA

- Solid recovery in the economy
- GDP 2015e of 3.6%
- Decrease in unemployment level

Euro Zone

- New stimulus package
- Deflation risk
- Uncertainty with new Greek government

China

- "Moderate" growth of 6.8%
- Change of focus to domestic consumption

Brazil

- Fiscal adjustment
- GDP stagnation
- Potential rationing
- Higher interest rates

The Petrochemical Industry

Naphtha Prices and Brent


160
20
397
49
BRENT ($/bbl)
NAPHTHA ARA - CIF NWE (US$/ton)
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-14

Ethylene Capacity Additions
(MM ton)


4.9
3.2
6.4
6.5
6.7
5.6
7.9
5.6
2014
2015
2016
2017
January 2014 Forecast
January 2015 Forecast
Average Annual Demand Growth 2014-2017

- Reduction of oil prices led, mainly, by the growth in supply;
- Naphtha, main feedstock of the petrochemical industry, following oil price dynamics;
- Short-term outlook is still cautious.

- Greenfield projects postponed or cancelled;
- China:
  - High cost/investments to access available feedstock;
  - Infrastructure issues;
- USA: New capacities to come online as of 2017/2018.

Concentrations

- Renewal of the naphtha supply contract.
- Mexico Project:
  - Conclusion of construction and start-up in 2015
  - Expand the clients base.
- Find a solution that ensures the competitiveness of energy costs, enabling the energy-intense operations of Braskem in the Northeastern region of Brazil - renewal of the energy contract with Chesf.
- Support an industrial policy that, in parallel with the fiscal austerity policy, lead to the gradual recovery of the competitiveness factors of the Brazilian industry.
- Increase the competitiveness of Braskem's feedstock, by reducing its cost and by its diversification.
- Maintaining liquidity levels, cost discipline and financial health.
  - Focus on the cash generation;
  - Implement a new Fixed Costs reduction program.


I'm green

Braskem

Meeting with Investors – 2014 Results

São Paulo, February 24, 2015

BRKM5 NÍVEL 1 BM&FBOVESPA | BAK LISTED NYSE | LATIBEX XBRK | Corporate Sustainability Index ISE 2015 | Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM